Exhibit 99.(a)(1)

G REIT, INC.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
Telephone: (877) 888-7348
October 16, 2006

Dear Fellow Stockholder,

I am writing to you on behalf of the Board of Directors (the “Board”) of G REIT, Inc. (the “Company”).

As you may now be aware, Everest Investors 17, LP (“Everest”) has made an unsolicited tender offer (the “Offer”) to you and your fellow stockholders to purchase up to 2,193,450 shares of the Company’s common stock. Everest is offering you and your fellow stockholders a price of $8.00 per share, subject to certain adjustments. You may have recently received materials from Everest about its Offer and may also have seen that information on a Schedule TO filed by Everest with the Securities and Exchange Commission on October 2, 2006.

The Company is required by the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, to inform you of its position, if any, with respect to the Offer.

The Board has reviewed and carefully considered the Offer and concluded that the price offered to the Company’s stockholders is inadequate.

ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE OFFER.

The reasons for the board’s recommendation are discussed below:

(i) According to the Schedule TO filed by Everest, the $8.00 per Share price offered by Everest will be reduced by the amount of distributions declared or made by the Company between October 2, 2006 and November 3, 2006, unless Everest extends the period of time during which the Offer is open. The Company has historically paid a monthly cash distribution to its stockholders based on a percentage of the initial $10.00 per Share purchase price. In accordance with the Company’s plan of liquidation, the Company intends to continue to pay regular monthly liquidating distributions to stockholders at the rate of 7.50% per annum, or $0.0625 per Share, until the Company has made liquidating distributions pursuant to the plan of liquidation totaling $150,000,000. The Company’s Board has agreed to consider continuing these regular liquidating distributions throughout the liquidation process. In addition, on October 2, 2006, the Company announced approval of its first special liquidating distribution of approximately $171,289,000 or $3.90 per Share, payable to stockholders of record on September 30, 2006. The Company paid this liquidating distribution on October 11, 2006. Further, the Company declared a regular liquidating distribution of $0.0625 per Share on October 1, 2006, which was paid on October 7, 2006. The Company anticipates declaring a regular liquidating distribution of $0.0381 per Share (7.50% of $6.10, which is $10.00 less the $3.90 special liquidating distribution) on November 1, 2006, which the Company anticipates paying on or about November 7, 2006. When adjusted for these distributions, the actual price offered by Everest is approximately $4.00 per Share.

(ii) The Board believes that the $8.00 per Share ($4.00 per Share, as adjusted) does not represent the fair value of the Shares. In the Offer to Purchase, Everest reported that, according to Direct Investments Spectrum, an independent third party publication, between July 1, 2005 and June 30, 2006 (the most recent published information), there were 126 trades of the Company’s Shares at prices between $9.30 and $10.09 per Share. Sales may be conducted which are not reported in the Direct Investments

Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investments Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Shares, which typically are reduced by commissions (typically up to 8.00% with a minimum of $150-$200) and other secondary market transaction costs. While the information published by this independent source is believed to be the product of private market research and does not constitute the comprehensive transaction reporting of a securities exchange, the Board believes that these prices more closely represent fair consideration for the Shares than the price offered by Everest.

(iii) Everest stated in the Offer to Purchase that it developed an estimated current liquidation value for the Company’s Shares using its proprietary valuation methods, based on its own estimate of the fair market value of the Company’s property obtained by a review and analysis of the Company’s publicly filed financial statements and other publicly available information, historical distributions made to stockholders, the assets, liabilities and operating results of the Company, the mortgage loans, assumed expenses of selling the properties and liquidating the Company, and other considerations. Based on this information, Everest stated in the Offer to Purchase that it estimated the net proceeds to stockholders from a current liquidation of the Company to be between $10.00 and $11.00 per Share. Everest also provided that it had considered that the Company stated an estimated value in 2006 of $10.94 per Share. (As noted in (iv) below, the Company has provided in its quarterly report for the second quarter of 2006 filed on Form 10-Q with the SEC on August 10, 2006 that the net assets in liquidation as of June 30, 2006 would result in liquidating distributions per share of approximately $10.97, not $10.94). Everest did not provide details as to how it arrived at its Offer price of $8.00 per Share ($4.00 per Share, as adjusted). As a result, it is not clear to the Board that the liquidity discount used by Everest is appropriate or is the correct measure for determining the true value of the Shares.

(iv) The Company has not conducted a formal valuation analysis of the Shares in response to the Offer. However, as previously disclosed, the Company is currently in a stockholder-approved liquidation. The Company has provided in its quarterly report for the second quarter of 2006 filed on Form 10-Q with the SEC on August 10, 2006 that the net assets in liquidation as of June 30, 2006 would result in liquidating distributions per share of approximately $10.97. In addition, the Company’s current anticipated liquidation value is $6.59 per Share (which is $10.97 less the $3.90 special liquidating distribution and the $0.4375 regular liquidating distributions that were paid from April 2006 through October 2006 and the $0.0381 anticipated regular liquidating distribution to be declared on November 1, 2006, which the Company anticipates paying on or about November 7, 2006). These estimates for liquidating distributions per share include projections of costs and expenses expected to be incurred during the period required to complete the plan of liquidation, and could change materially based on the timing of sales, the performance of the underlying assets and any changes in the underlying assumptions of the projected cash flows. On October 2, 2006, the Company announced approval of its first special liquidating distribution of approximately $171,289,000 or $3.90 per Share, payable to stockholders of record on September 30, 2006. The Company paid this liquidating distribution on October 11, 2006. Although the Company currently expects to sell all of its assets and anticipates completing liquidation by February 27, 2008, there can be no assurance that the liquidation will be completed by that date.

(v) The Everest Offer is limited to 2,193,450 Shares. If more than 2,193,450 Shares are tendered in response to the Offer, Everest will accept the Shares on a pro rata basis, adjusting by rounding to the nearest whole number of Shares properly tendered to avoid purchases of fractional Shares.

(vi) The Offer includes statements regarding the sufficiency of the funded capital available to Everest to satisfy its obligations to purchase all Shares tendered pursuant to the Offer. Detailed financial information relating to Everest is not publicly available, and the Board cannot therefore verify the ability of Everest to fund the Offer.

As explained above, the Board recommends that all holders of Shares reject the Offer and not tender any Shares in connection with the Offer. However, the Board acknowledges that a stockholder’s individual circumstances may warrant a different result. For example, a stockholder faced with immediate liquidity needs may choose to consider the immediate liquidity provided by Everest’s Offer. Each stockholder must make his, her or its own decision whether to tender or refrain from tendering its Shares. The Company strongly urges each stockholder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. Stockholders should carefully review all of the Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and this Statement, and consult with their own financial, tax and other advisors in evaluating the Offer before deciding whether to tender their Shares.

Should you have any questions or need further information about your options, please feel free to contact our Investor Services Department at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705 or by telephone at (877) 888-7348.

Sincerely,

Scott D. Peters
Chief Executive Officer and President

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